Filed by PROOF Acquisition Corp I
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-2
under the Securities Exchange Act of 1934
Subject Company: PROOF Acquisition Corp I
(File No. 001-41104)

PROOF Acquisition Corp I Announces Filing of Definitive Proxy Statement and Sets November 28, 2023 for Special Meeting of Stockholders to Vote on Merger

•	PACI stockholders as of the close of business on October 10, 2023 are urged to vote their shares, no matter how many shares they own
•	For assistance voting your shares, please contact Alliance Advisors, LLC, PACI’s proxy solicitor, at (888) 511-2609 or via email at PACI@allianceadvisors.com
•
PACI stockholders may vote via the internet at www.cstproxyvote.com (votes submitted over the internet must be received by 11:59 p.m., Eastern Time, on November 27, 2023), by mail or at the meeting at https://www.cstproxy.com/proof-paci/sm2023

RESTON, VA., November 21, 2023 – PROOF Acquisition Corp I (“PACI”) (NYSE: PACI), a special purpose acquisition company, announced today that it filed a definitive proxy statement with the Securities and Exchange Commission (“SEC”) on November 13, 2023 for its special meeting of stockholders (the “Special Meeting”) to be held to, among other things, approve the proposed business combination (the “Business Combination”) between PACI and Volato, Inc. (“Volato”).  The proxy statement was mailed to shareholders of record as of October 10, 2023 (the “Record Date”) and should already have been received by the shareholders.

The proxy statement is available at www.sec.gov. Stockholders of record as of the close of business on the Record Date will be entitled to vote their shares in connection with the Business Combination.

The Special Meeting will be held virtually via live webcast at 10:00 a.m. Eastern Time on November 28, 2023 and can be accessed by visiting https://www.cstproxy.com/proof-paci/sm2023. Accordingly, PACI requests that each stockholder complete, sign, date and return a proxy card (i) by mail immediately to ensure that the stockholder’s shares will be represented at the Special Meeting or (ii) via the internet at www.cstproxyvote.com no later than 11:59 p.m., Eastern Time, on November 27, 2023. Stockholders will also be able to vote online at the Special Meeting, but PACI recommends shareholders intending to attend the meeting still vote via the internet as soon as possible to ensure their shares are counted.

Stockholders who hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

The PACI Board of Directors unanimously recommends that stockholders vote “FOR” the Business Combination as well as the other proposals set forth in the proxy statement. Each stockholder’s vote is important, regardless of the number of shares held.

If you vote against the proposals needed to consummate the business combination or do not vote your shares and PACI does not receive enough votes in favor of the business combination, all public shares will be redeemed in accordance with the trust agreement and all outstanding warrants will expire worthless. Voting your shares is very important.

The proposed Business Combination is expected to be consummated after receipt of the required approvals by the stockholders of PACI and the satisfaction or waiver of certain other conditions.

About PACI

PACI is a blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, stock exchange, asset acquisition, reorganization or similar business combination with one or more businesses. PACI established a number of criteria and guidelines in its initial public offering to identify a potential business combination partner, including compelling long-term growth prospects, attractive competitive dynamics, consolidation opportunities, and products or services with large total addressable markets. The key business characteristics PACI focused on in identifying a potential business combination partner included the potential for disruptive technology or business model; attractive returns on invested capital; significant streams of recurring revenue; operational improvement opportunities; attractive steady-state margins, incremental margins, and attractive free cash flow characteristics. For more information about PACI, visit www.proof-paci.com/.

About Volato

Volato is a full-service private aviation company providing modern ways to enjoy luxury private jets through innovative, efficient, and sustainable solutions. Volato provides a fresh approach to fractional ownership, aircraft management, jet card, deposit and charter programs. Volato's fractional programs uniquely offer flexible hours and a revenue share for owners in a fleet of HondaJets, which are optimized for missions of up to four passengers. For more information visit www.flyvolato.com.

All Volato Part 135 charter flights are operated by its DOT/FAA-authorized air carrier subsidiary (G C Aviation, Inc., d/b/a Volato) or by an approved vendor air carrier.

Contacts

Investors or security holders may contact Alliance Advisors, LLC, PACI’s proxy solicitor, at (888) 511-2609 or via email at PACI@allianceadvisors.com

Additional Information and Where to Find It

PACI has filed a registration statement on Form S-4 with the SEC, which was declared effective on November 13, 2023 and includes a proxy statement/prospectus, that is both the proxy statement that is being distributed to holders of PACI’s common stock in connection with its solicitation of proxies for the vote by PACI’s stockholders with respect to the proposed business combination and other matters as described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. PACI has mailed the definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PACI’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about PACI, Volato and the business combination. Stockholders are also able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov.

Participants in Solicitation

PACI, Volato, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from PACI’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests is contained in PACI’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of PACI’s securities by PACI’s directors and executive officers may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of PACI, Volato, or any of their respective affiliates.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 193, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this press release, regarding the proposed business combination with Volato (the “Business Combination”), PACI’s ability to consummate the Business Combination, the benefits of the transaction, the post-combination company’s future financial performance following the Business Combination and the post-combination company’s strategy, expansion plans, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “continue,” “project” or the negative of such terms or other similar expressions. These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Except as otherwise required by applicable law, PACI disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. PACI cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of PACI.

In addition, PACI cautions you that the forward-looking statements regarding PACI and the post-combination company, which are contained in this press release, are subject to the risks and uncertainties described more fully in the proxy statement/prospectus. Should one or more of the risks or uncertainties described in this press release or in the proxy statement/prospectus materialize, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other risks and uncertainties that may impact the operations and projections discussed herein can be found in the section entitled “Risk Factors” in the proxy statement/prospectus.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither PACI nor Volato undertakes any duty to update these forward-looking statements.